File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

(Filed February 7, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated February 7, 2007

Press Release

Vitro Cristalglass Inaugurates

Furnace Capable of Tempering Largest

Dimension Glass Sheets in Spain

San Pedro, Garza Garcia, Nuevo Leon, Mexico, February 7, 2007. Vitro Cristalglass, Vitro's subsidiary in Europe, held a ceremony today to celebrate the inauguration and start-up of its new furnace in the La Rozada facility, located in the vicinity of Villadecanes, Leon with the capacity to temper the largest dimension laminated glass sheets in the Spanish Peninsula and only the third in Europe.

In addition to the new temper and thermo hardening furnace, the third that Vitro Cristalglass has installed in the La Rozada facility, a total reorganization of the installation was undertaken to speed up processes that will enable a more efficient response to our valuable customer needs, the end purpose of our existence. The recent expansion in the factory that covers an area greater than 40,500 square meters on a property of 62,000 square meters, La Rozada is considered the largest glass processing complex in Europe.

Consistent with the Company's business strategy and its ongoing search to improve customer service coupled with increased manufacturing capacity, as a means to satisfy the ever increasing market demand, Vitro Cristalglass started up operations enabling it to temper and thermo-harden laminated glass sheets in the large format of ( 6.000 X 3.300 meters ) and in thickness of 6mm and 19mm. Through this process standard flat glass is transformed into a higher resistance glass that withstands greater stress forces coming from high impact or drastic temperature changes.

"Through an investment totaling $9.5 million Euros, which included purchases of machinery, equipment as well as the construction of a new building and redistribution of the existing facility at La Rozada, the new tempering and thermo-heat furnace starting up today will help us supply jumbo size tempered glass needs for buildings and commercial developments. Today's modern architecture requires larger tempered glass dimensions in each project and Vitro plays a leadership role at fulfilling the expectations and requirements of our valued clients in Europe by bringing on line this state-of-the-art furnace." commented Hugo Lara, President of Vitro's Flat Glass business Unit.

According to Jose Cubillo, General Director of Vitro Cristalglass, with the installation of this new furnace, the company opens a new avenue of competitive advantage by fulfilling the needs of the strictest requirements of the market place and becoming one of the few companies in Europe capable of producing this type and quality of glass.

"This new strategic investment by Vitro allows us to generate new jobs in the community, optimize our production capacity and, in a broader sense, support economic activity in the surrounding communities while satisfying the needs of our current and future customer base" concluded Jose Cubillo.

Vitro Cristalglass is part of Vitro's Flat Glass business unit and is the industry leader in the manufacturing, distribution and marketing of specialty glass for the construction industry in Spain and Portugal.

Vitro Cristalglass is comprised of eleven business centers: In Spain: six manufacturing facilities are located in: Camponaraya (Leon), La Rozada (Leon), Fuenlabrada (Madrid), Porceyo (Gijon), Naquera (Valencia) y Cerceda (Galicia); two distribution facilities are located in La Coruna and Barcelona plus a metallurgical shop in Gijon. In Portugal: one facility for glass manufacturing is located in Chaves and a distribution center located in Lisbon.

For more information please consult our web site: www.vitrocristalglass.com

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in nine countries, located in North, Central and South America, and Europe, and export to more than 45 countries worldwide. For further information, please visit our website at: http://www.vitro.com.

For more information, please contact:

Media at Corporate Offices in Mexico: Albert Chico Smith Vitro, S. A. B. de C.V. +52 (81) 8863-1661 achico@vitro.com	Media in Spain & Portugal Jose Luis Zaldivar Vitro Cristalglass + 34 987 111 200 jluisz@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: February 7, 2007